EXHIBIT 4.28
[LETTERHEAD OF NEW SOUTH WALES — CABINET OFFICE]
31 August 2006
Mr Russell Chenu
Chief Financial Officer
James Hardie Industries NV
Level 3
20 Pitt Street
SYDNEY NSW 2000
By facsimile: 8274 5218
Dear Mr Chenu
I refer to your letter of 30 August 2006.
On behalf of the NSW Government, for the purposes of clause 2.2(a)(i) of the Final Funding Agreement, I agree to the further extension of the deadline in that clause from 31 August 2006 to 30 September 2006.
As I noted on the last occasion that we agreed to an extension of time, a one-month extension may not allow sufficient time to resolve the issue of the taxation status of the Fund.
If, as seems likely, a further extension of time is required, the NSW Government would prefer to extend the time based on a reasonable timeframe for resolving the taxation issue. I trust that such an approach will be possible by the time we may next need to consider an extension of time.
In your letter, you refer to JHINV progressing matters with the Australian Taxation Office, and exploring options with the NSW and Commonwealth Governments. As I have stated previously, the NSW Government considers that JHINV must first consult and agree with the NSW Government any option to resolve the tax status of the Fund, bearing in mind that any change to the current arrangements will entail amendments to NSW legislation, the Final Funding Agreement and at least some of the related documentation.
Yours sincerely
/s/ Leigh Sanderson
Leigh Sanderson
Deputy Director-General

[JAMES HARDIE INDUSTRIES N.V. LETTERHEAD]
Ms Leigh Sanderson
Deputy Director-General
The Cabinet Office
Level 39, Governor Macquarie Tower
1 Farrar Place
SYDNEY NSW 2000
30 August 2006
By facsimile: 9228 3062
Dear Ms Sanderson
FINAL FUNDING AGREEMENT
We refer to the requirement contained in clause 2.2(a)(i) of the Final Funding Agreement that certain conditions precedent described in clause 2.1 of that agreement must be satisfied by 30 June 2006, and to our prior exchange of letters agreeing to extend this deadline until 31 July 2006, and then 31 August 2006.
In the light of our discussions since our prior correspondence in relation to the tax exemption condition set out in the Final Funding Agreement, we hereby request the NSW Government’s agreement that for the purposes of clause 2.2(a)(i) of the Final Funding Agreement, the deadline referred to in that clause is extended to 30 September 2006. This extended time will provide an opportunity for us to further progress matters with the Australian Taxation Office and explore with the New South Wales and Commonwealth Governments other options for achieving the intentions of the Final Funding Agreement.
As previously noted, nothing in this extension will affect the obligations of any of the New South Wales Government, James Hardie Industries NV, the Performing Subsidiary or the Fund to use their best endeavours to seek to promptly satisfy the conditions precedent to the Final Funding Agreement, pursuant to clause 2.3 of the agreement.
Yours sincerely,
/s/ Russell Chenu
Russell Chenu
Chief Financial Officer